Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0218 F: +1 202.637.3593 cynthiakrus@eversheds-sutherland.com

January 13, 2025
Via EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
Attention: Ms. Anu Dubey and Ms. Megan Miller
100 F Street, N.E.
Washington, D.C. 20549
Re:    Blue Owl Technology Finance Corp. – Registration Statement on Form N-14 (File No. 333-283413)
Dear Mses. Dubey and Miller:
On behalf of Blue Owl Technology Finance Corp. (the “Company” or “OTF”), set forth below is the Company’s response to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”), on January 7, 2025 and January 10, 2025, regarding the Company’s pre-effective amendment no. 1 to the registration statement on Form N-14 (the “Registration Statement”), and the joint proxy statement/prospectus contained therein, as initially filed with the SEC on January 6, 2025. Each of the Staff’s comments is set forth below and followed by the Company’s response. Unless otherwise indicated, all page references are to page numbers in the Registration Statement. Capitalized terms used herein but not defined shall have the meanings ascribed to them in the Registration Statement.
Legal
1.Comment: In the Company’s filing on Form 424, revise the answer to the second to last question on page 10 of the Registration Statement to clarify what a capital drawdown notice is, explain why a sale of OTF II Common Stock is being made pursuant to a drawdown notice and how the sale of OTF II Common Stock will effect the OTF II Capital Commitments.
Response: The Company has determined that on the anticipated date of the definitive joint proxy statement/prospectus there will not be any OTF II Capital Commitments that are outstanding or that have not been called. In light of this, the Company has determined that the question it is no longer applicable and will delete it in the definitive joint proxy statement/prospectus.

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Accounting

1.Comment: The Registration Statement states that if the Mergers qualify as a reorganization, then generally for U.S. federal income tax purposes, OTF’s holding periods for the assets of OTF II will include the periods during which such assets were held by OTF II. Supplementally, please explain to the Staff if the holding period for the OTF II assets will change for accounting purposes and if it is changing, consider including additional language in the definitive joint proxy statement/prospectus.
Response: The Company confirms to the Staff that the holding period for OTF II’s assets acquired in the Mergers will restart upon closing of the Mergers. The Company will add the following sentence to the definitive joint proxy statement/prospectus: OTF II’s assets will be deemed to have been acquired upon the closing of the Mergers.

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Please do not hesitate to contact me at (202) 383-0218, Kristin Burns at (212) 287-7023 or Dwaune Dupree (202) 383-0206 if you should need further information or clarification.

Sincerely,

/s/ Cynthia M. Krus
Cynthia M. Krus
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